J.P. Galda & Co.

Attorneys-at-Law

40 Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

February 4, 2022

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Cheryl Brown, Law Clerk
Karina Dorin, Staff Attorney

Re: Bunker Hill Mining Corp.

Registration Statement on Form S-1

File Number 333-261259

Mesdames Brown and Dorin:

Today Bunker Hill Mining Corp. (the “Company”) has filed Amendment No. 2 to its Registration Statement on Form S-1 to respond to the staff’s letter of comments dated January 12, 2022 (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

1. The executive compensation disclosure has been amended to include all required information for the fiscal year ended 2021.

2. Currently dated consents are included in this filing.

In addition, in response to oral comments received the number of warrants has been revised to remove a typographical error and now appears consistently throughout the document. In addition, the description of securities section which was inadvertently omitted has been reinserted.

In light of the limited number of comments and the responses provided hereby we respectfully request expedited review so that we may go effective by the end of next week before the financial statements goes stale.

Please call or email with any further questions or comments.

Very truly yours,

/s/ Joseph P. Galda